POWER SPORTS FACTORY, INC.

300 Walnut Street

Philadelphia, PA 19106

April 21, 2010

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Power Sports Factory, Inc.

SEC Letter dated March 29, 2010

Form 10-K for the period ended December 31, 2008

Filed April 15, 2009

File No. 0-25385

Dear Sir/Madam:

With reference to the comment letter issued by the Commission staff dated March 29, 2010, the response of the Company in its Annual Report on Form 10-K for the year ended December 31, 2008 as to compliance of its officers and directors with the beneficial ownership report filing requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended, was not correct:

(1)

Mr. Shawn Landgraf did not file a required Form 3, and a subsequent required Form 4, in 2008. Mr. Landgraf filed a Form 5 for 2008 on April 13, 2010, in which these transactions were reported.

(2)

Mr. Steve Rubakh did not file a required Form 4 for a transaction in 2008, which transaction was reported on a Form 5 for 2008, filed by Mr. Rubakh on April 16, 2010.  As stated in the Company’s Annual Report on Form 10-K for 2009, filed with the Commission on April 15, 2010, Mr. Rubakh is reviewing his transactions in common stock of the Company in 2009 with a view to completing required filings under Section 16(a).

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

POWER SPORTS FACTORY, INC.

By: /s/ Shawn Landgraf

Shawn Landgraf, Chief Executive Officer